SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

Amendment No. 4
to
SCHEDULE 14D-9
(RULE 14d-101)
_____________

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934
_____________

Respironics, Inc.
(Name of Subject Company)

Respironics, Inc.
(Names of Person(s) Filing Statement)

____________________

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

761230101
(CUSIP Number of Class of Securities)

Steven P. Fulton
Vice President and General Counsel
1010 Murry Ridge Lane
Murrysville, Pennsylvania 15668
(724) 387-5200

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of the Person(s) Filing Statement)

_____________

WITH COPIES TO:
Steven A. Rosenblum
Stephanie J. Seligman
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
(212) 403-1000

☐       Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 4 to the Schedule 14D-9 (this “Amendment”), filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 30, 2008, amends and supplements the Schedule 14D-9 filed with the SEC on January 3, 2008, as amended, by Respironics, Inc. (the “Company”), a Delaware corporation. The Schedule 14D-9 relates to a tender offer (the “Offer”) by Moonlight Merger Sub, Inc., a Delaware corporation (“Offeror”) and a direct wholly-owned subsidiary of Philips Holding USA Inc., a Delaware corporation (“Parent”), as disclosed in a Tender Offer Statement on Schedule TO dated January 3, 2008 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding Shares at a purchase price of $66.00 per Share net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offeror’s offer to purchase dated January 3, 2008 (as amended or supplemented from time to time, the “Offer to Purchase”) and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

     The information in the Schedule 14D-9 is incorporated in this amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8(b). Additional Information; Regulatory Approvals.

     Item 8(b) is hereby amended by adding the following at the end thereof:

          Royal Philips and the Company filed the formal notification and application for approval of the offer and the merger with the European Commission on January 30, 2008. Pursuant to the EC Merger Regulation,
          the member states of the European Union have 15 working days from receipt of a copy of the notification report to request that the European Commission refer jurisdiction to review a merger to their national competition authorities, which 15 working day period Philips expects to expire on or after February 20, 2008.
          In addition, the European Commission has until 11:59 p.m., Brussels time on March 5, 2008 to determine whether the merger would significantly impede effective competition in the common market or a substantial part of it.

          On January 30, 2008, the Company and Royal Philips received notice of early termination of the waiting period under the HSR Act with respect to the transactions.

SIGNATURE

     After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Amendment No. 4 to Schedule 14D-9 is true, complete and correct.

RESPIRONICS, INC.
By: /s/ Steven P. Fulton
Name: Steven P. Fulton
Title: Vice President and General Counsel
Dated: January 30, 2008